Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and distributes a variety of disposable, surgical related products. The Company's products are marketed primarily to acute care facilities in domestic and certain international markets. Further, the Company is expanding its target market to include physician, dental and veterinary offices. Medical Action is the leading manufacturer and distributor of sterile laparotomy sponges and sterile operating room towels in the United States. The Company's products are marketed through an extensive network of independent distributors, direct sales personnel and manufacturers' representatives. Medical Action has preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with nearly every major group purchasing alliance. The Company also manufactures its products under private label contracts to other distributors and medical suppliers. Medical Action's manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina facility.

Selected
Financial Data


Year ended March 31,                           2000           1999           1998           1997           1996
---------------------------------------------------------------------------------------------------------------
Earnings Data
Net Sales                               $70,951,533    $57,500,109    $54,640,129    $46,000,309    $38,846,290
Income before income taxes                5,284,900      3,167,424      2,756,096      1,642,572      1,204,310
Net income                                3,238,062      1,915,437      1,684,243        971,347        710,743
Net income per common share:
     Basic                                      .36            .23            .21            .12            .09
     Diluted                                    .35            .21            .19            .12            .09
---------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Total assets                            $39,154,448    $40,152,793    $31,880,894    $24,993,552    $24,390,336
Working capital (1)                      16,785,870     14,194,637     11,108,552     10,228,286     10,334,499
Long-term debt including capital leases
     (less current portion)              11,329,668     13,210,729      6,142,900      3,558,674      4,387,958
Shareholders' equity (2)                 21,751,373     17,896,379     15,535,456     13,417,942     12,273,367
---------------------------------------------------------------------------------------------------------------

(1) See Management's Discussion and Analysis of Financial Condition and Results of Operations
(2) There were no cash dividends declared in any of the periods presented above.

To our Shareholders,
Customers,
Healthcare Partners
and Teammates

[PLEASE SUPPLY DESCRIPTION OF GRAPHIC]

Fiscal 2000 was an exciting and rewarding year for Medical Action Industries Inc. We continued to follow our well-defined strategy -- diversify our breadth of product offerings, seek new markets for our existing products, manage our expenditures and our use of capital efficiently and grow through strategic acquisitions. This strategy has proven to be both durable and successful. The year just ended was the best in our history, and there is every reason to believe the years to come will build further on our accomplishments to date.

     As we discussed last year, we are committed to building Medical Action into a diversified, global medical device manufacturer. We are pleased to report that in fiscal 2000, we took several significant steps in attaining that objective. New programs and strategic relationships were developed with hospital purchasing alliances and distributors, sales to Johnson & Johnson Medical in Latin America exceeded expectations, we successfully integrated the medical products division of Acme United Corporation ("Acme Healthcare"), acquired in March 1999, into our manufacturing facility in Arden, North Carolina, and generated record revenues and reported the highest net income in the Company's history. These accomplishments will provide even greater opportunities for growth and profitability in the future.

     We are making use of intangible resources that are every bit as significant as our strengths. These resources include our strategic alliances throughout the healthcare supply

                                                ...it's our business philosophy.

chain, our brand image and reputation, and the knowledge and productivity of our employees. It is extremely gratifying to report that Medical Action recorded almost $71,000,000 in revenue, with less than 300 employees in fiscal 2000. We have created a great team of employees. They are talented, knowledgeable, highly motivated and customer oriented. Our employees are diverse and entrepreneurial. We encourage their ideas and foster their development. We understand the benefit of management ownership and incentives, but we also believe in another kind of ownership, which is even more powerful. It is ownership of work product, justifiable pride of performance and being on a winning team. It is this kind of ownership, fostered by a management system built on responsibility and accountability, that is the real driving force behind the success of Medical Action.

     The successful execution of our strategy in fiscal 2000 produced our best financial performance ever. Net sales increased 23% to a record $70,952,000, compared with $57,500,000 in fiscal 1999. Net income for the year rose 69% to a record $3,238,000, compared with $1,915,000 one year ago. Earnings per basic share increased to a record $.36 from $.23 and earnings per diluted share increased to a record $.35 from $.21.

                                  [Bar Chart]

NET INCOME
$Millions

96        .711
97        .971
98       1.684
99       1.915
00       3.238

"You can expect us to lead Medical Action in enhancing long-term value for shareholders by investing in product development and cost control efficiencies, expanding into international markets, and making strategic and synergistic acquisitions."

[PLEASE SUPPLY DESCRIPTION OF GRAPHIC]

     During fiscal 2000, we also achieved our goal of strengthening our balance sheet as shareholders' equity increased to $21,751,000 or $2.36 per outstanding share and our working capital increased to $16,786,000 from $14,195,000 in fiscal 1999. Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached $7,678,000, a 54% increase from fiscal 1999 and a more than ten-fold increase in the past five (5) years. This strong cash flow allows us to internally fund acquisitions, develop new products and increase our return to shareholders. We maintain a keen eye towards maximizing shareholder return through a unique combination of cost control and programmed growth. Medical Action's financial philosophy is based on a simple commitment of increasing shareholder value. We are proud of our success and growth, but we are determined that we will not just grow for the sake of growth. Our strategic focus will continue to be on increasing return on equity and maintaining the product superiority and balance that have brought us so much success.

     As an industry leader and low-cost manufacturer, we seek to build upon our core business by continuing to provide unsurpassed service to customers. The Company has invested heavily into building financial capital and human resources necessary to achieve these goals.

     During the past year, we successfully integrated the acquisition of Acme Healthcare, the Company's largest acquisition to date, which significantly broadened our breadth of products as well as provided enormous opportunities for growth in other markets, including the physician, dental and alternate site markets. Acme Healthcare is one of the first companies to design and sell disposable instrument kits and trays, and is principally comprised of three product categories -- (i) kit and tray products including suture removal trays, I.V. start kits and central line trays; (ii) net, padding, wound care and antiseptic products including Acu-Dyne(R), an anti-microbial solution of povidone iodine prep swabs and a line of proprietary Tubegauz(R) elastic netting used in dressing retention; and (iii) instrument packs which include a broad line of sterile instruments such as hemostats, scalpels and forceps.

                                          [Please supply description of graphic]

     As we go forward, we'll continue to look at acquisitions that meet our criteria of being good fits strategically and make sense financially. Geographically, we would also like to expand in certain parts of Europe and Asia-Pacific. While acquisitions get a lot of attention, organic growth is just as important. We have both organic growth and acquisition related growth.

     We believe that progress was made this past year in our communication with shareholders, associates and the investment community. While we accept the challenge for improvement, it is extremely important to understand that we are totally committed to expanding the shareholder value of Medical Action. We intend to embark on a number of programs designed to increase the awareness of our strategies and opportunities, as well as to maximize the return from your investment in our shares.

     With the healthcare system in the United States changing so rapidly, financial stability, adaptability and the ability to react quickly will be fundamental to our success. Industry dynamics, including increasing consolidation of manufacturers, distributors, hospitals and group purchasing organizations ("GPOs"), together with the cost pressures of a managed care environment, are providing greater incentives to reducing the number of duplicate vendors for product lines distributed to hospitals and healthcare facilities. Intense competition in the healthcare industry winnows out companies that don't deliver sufficient value. Quality, service, innovations, its people and its relationships with customers, combine to make Medical Action a leader in the markets it serves. The realistic scenario means opportunity for resourceful companies. Medical Action's goal is to continue building lasting, personal, value-oriented relationships with customers by maintaining product quality and by being responsive to customer needs.

     Medical Action, because of our preferred vendor status, is strategically positioned to benefit from increased volume as other, less efficient vendors are eliminated. At the same time, there are tough regulatory standards for the medical device industry that present formidable barriers to entry for new competitors. Medical Action's mission is simple -- to be the supplier of choice throughout the healthcare supply chain. As customers become more selective in choosing their suppliers, they increasingly require us to adhere to the highest quality standards.

[Bar Chart]

NET SALES
$Millions

96        38.846
97        46.000
98        54.640
99        57.500
00        70.952

     By remaining focused on being the supplier of choice throughout the healthcare supply chain, we have achieved preferred vendor status with firms that ship more than 80% of the products distributed to the hospital market. Our national accounts team continues to focus on the emerging external influences on hospital purchasing decisions, namely GPOs and distributors. By leveraging our domestic market share, low-cost supplier position and leadership in supply chain excellence, Medical Action's portfolio of sole source and/or committed contracts with GPOs is both extensive and complete.

                     [PLEASE SUPPLY DESCRIPTION OF GRAPHIC]


     Medical Action, as a market leader, will continue to focus on providing innovative solutions to meet our customers' needs. Our reputation for quality is excellent and we are a low-cost provider in an industry driven by economies of scale. Our service capabilities are flexible and extensive. Also, Medical Action's strong capital position and operating cash flow will readily sustain our growth momentum. We have made significant progress in fiscal 2000 to insure that we are poised to meet the changing needs of customers, leveraging our product capabilities, product breadth and distribution channels.

     We are pleased with our strategies and performance, and we are confident that we have the drive and discipline to do even better. We have a strong balance sheet, an enviable portfolio of healthcare alliances, highly motivated and talented employees and a vision that embraces change. We will continue to build upon strengths, expand our global presence and invest in the competencies we need to maintain our momentum.

     It is never easy, and the economics of our industry presents many challenges, but Medical Action has in place the most important asset to get the job done: dedicated employees committed to long-term success. Together, we look to the future with enthusiasm and confidence. Our success can only be built with the support of our customers, teammates, healthcare partners, investors and suppliers. We appreciate the role each of you plays, and look forward to continuing our partnership with you.


                                          /s/ Paul D. Meringolo
                                          Paul D. Meringolo
                                          Chairman of the Board,
                                          Chief Executive Officer and President


[Bar Chart]

SHAREHOLDERS' EQUITY
$Millions

96        12.273
97        13.417
98        15.535
99        17.896
00        21.751

Management's Discussion
and Analysis of
Financial Condition

The following management's discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. ("Medical Action" or the "Company") during each of the three years ended March 31, 2000 and the Company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

     Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company "plans", "expects", "estimates" or "believes" are forward-looking statements that involve known and unknown risks, including the Company's future economic performance and financial results. The forward-looking statements relate to (i) expansion of the Company's market share, (ii) the Company's growth into new markets, (iii) internal development of new products and product lines, (iv) procurement of export visas for operating room towels from China, which may impact their availability and pricing, and (v) retention of the Company's earnings for use in the operation and expansion of its business.

     Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company's ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company's business, the ability to successfully compete with the Company's competitors that have greater financial resources, the availability and possible increases in raw material prices for operating room towels, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company's filings with Securities and Exchange Commission, which includes its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

     The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS
FISCAL 2000 COMPARED TO FISCAL 1999

     Net sales for the fiscal year ended March 31, 2000 increased 23% to $70,952,000 from $57,500,000 for the fiscal year ended March 31, 1999. The increase in net sales was primarily attributable to a $9,744,000 increase in net sales of the Acme product line acquired on March 22, 1999; a $2,834,000 or 16% increase in net sales of operating room towels and a $534,000 or 3% increase in net sales of laparotomy sponges. Management believes that the increase in net sales of laparotomy sponges was primarily due to increased penetration of international markets and the increase in the net sales of operating room towels was primarily due to greater domestic market penetration.

     The Company presently obtains a portion of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability and pricing of operating room towels, the Company will accelerate its procurement of operating room towels from China and secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 2001 without an adverse effect on pricing.

     Gross profit increased $5,025,000 or 38% to $18,309,000 for the fiscal year ended March 31, 2000 as compared to $13,284,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2000 increased to 26% as compared to 23% for the prior fiscal year. The increase in gross profit dollars and percentage for the fiscal year ended March 31, 2000 was due to increased sales volume, increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina and a decrease in raw material costs.

     Selling, general and administrative expenses increased by $2,662,000 to $12,203,000 for the fiscal year ended March 31, 2000 from $9,541,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses remained at 17% as compared to the prior fiscal year. The increase in selling, general and administrative expense dollars was primarily attributable to increased selling expenses associated with achieving higher net sales and due to increased expense associated with the integration of the Acme acquisition.

     Interest expense, net increased 43% to $822,000 or 1% of net sales from $576,000 or 1% of net sales for the fiscal years ended March 31, 2000 and March 31, 1999, respectively. The increase in interest expense was attributable to an increase in the

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF
FINANCIAL CONDITION (CONT.)

average principal loan balances outstanding during the fiscal year ended March 31, 2000 as compared to the fiscal year ended March 31, 1999. The increase in principal loan balances outstanding during the year was primarily attributable to net cash used to purchase the Acme product line on March 22, 1999.

     Net income for the fiscal year ended March 31, 2000 was $3,238,000 or $.36 per basic share and $.35 per diluted share as compared to $1,915,000 or $.23 per basic and $.21 per diluted share for the fiscal year ended March 31, 1999. The increase in net income was attributable to the increase in net sales and gross profits, which were partially offset by an increase in selling, general and administrative expenses and interest expense.

Fiscal 1999 Compared to Fiscal 1998

     Net sales for the fiscal year ended March 31, 1999 increased 5% to $57,500,000 from $54,640,000 for the fiscal year ended March 31, 1998. The increase in net sales was primarily attributable to a $1,283,000 or 19% increase in net sales of the SBW product line which includes a full year of net sales from Dayhill Corporation, acquired in October 1997; a $585,000 or 18% increase in net sales of gauze sponges and a $465,000 or 10% increase in net sales of the QuanTech product line. Management believes that the increase in net sales was primarily due to greater domestic market penetration.

     The Company presently obtains a portion of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability of operating room towels, the Company will accelerate its procurement of operating room towels from China and secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 2000.

     Gross profit increased $918,000 or 7%, to $13,284,000 for the fiscal year ended March 31, 1999 as compared to $12,366,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 1999 remained at 23% as compared to the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 1999 was due to increased sales volume and increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina which were partially offset by increased raw material costs.

     Selling, general and administrative expenses increased by $795,000 to $9,541,000 for the fiscal year ended March 31, 1999 from $8,746,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses increased to 17% as compared to 16% the prior fiscal year. The increase in selling, general and administrative expense dollars and as a percentage of sales was primarily attributable to increased selling expenses associated with achieving higher net sales. Restructuring charges of $260,000 were incurred for the fiscal year ended March 31, 1999 as a result of the Company's consolidation and sale of its Asheville, North Carolina manufacturing facility and two leased warehouse facilities into a newly acquired facility in Arden, North Carolina.

     Interest expense, net decreased 5% from $603,000 or 1% of net sales to $576,000 or 1% of net sales for the fiscal years ended March 31, 1998 and March 31, 1999, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding during the fiscal year ended March 31, 1999 as compared to the fiscal year ended March 31, 1998. The decrease in principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 1999.

     Net income for the fiscal year ended March 31, 1999 was $1,915,000, or $.23 per basic share and $.21 per diluted share as compared to $1,684,000, or $.21 per basic and $.19 per diluted share, for the fiscal year ended March 31, 1998. The increase in net income was attributable to the increase in net sales and gross profits, the non-reoccurrence of restructuring charges and the decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.

Liquidity and Capital Resources

     Current assets have decreased $453,000 to $22,291,000 at March 31, 2000 from $22,744,000 at March 31, 1999. The decrease was primarily attributable to a $2,051,000 decrease in inventory, which was partially offset by a $1,674,000 increase in accounts receivable. The decrease in inventory was attributed to better inventory management and the increase in accounts receivable was attributed to increased sales. The Company had working capital of $16,786,000 with a current ratio of 4.05 at March 31, 2000 as compared to working capital of $14,195,000 with a current ratio of 2.66 at March 31, 1999. Total borrowings outstanding were $12,355,000 with a debt to equity ratio of .57 at March 31, 2000 as compared to $18,380,000 with a debt to equity ratio of 1.03 at March 31, 1999. The decrease in total borrowings outstanding at year-end is primarily due to net cash provided by operating activities.

     On March 18, 1999, the Company signed a Loan Agreement and Revolving Credit Note with its existing bank. The Agreement, which expires on March 31, 2003, contains a borrowing limit of $20,000,000. The Credit Agreement bears interest at either the prime-lending rate or at the libor rate plus applicable margins. Long-term funds available under this Agreement amounted to $11,676,000 at March 31, 2000 as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, payment of dividends, guarantees, mergers, acquisitions, capital expenditures and specified sales of assets. At March 31, 2000, the Company was in compliance with all such covenants and financial ratios.

     The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 2000, the Company had a cash balance of $602,000 as compared to $672,000 at March 31, 1999. The Company's operating activities provided cash of $6,710,000 and $4,079,000 for the years ended March 31, 2000 and 1999, respectively. Net cash provided during the year ended March 31, 2000 consisted primarily of net income from operations, depreciation and amortization, decreases in inventories, and increases in accounts payable and accrued expenses. These sources of cash were partially offset by an increase in accounts receivable.

     Investing activities used net cash of $865,000 and $8,299,000 during the years ended March 31, 2000 and 1999, respectively. The principal uses during the year ended March 31, 2000 were for purchases of property and equipment of $819,000 and loans to officers of $100,000.

     Financing activities used cash of $5,915,000 and provided cash of $4,616,000 during the years ended March 31, 2000 and 1999, respectively. Financing activities during the year ended March 31, 2000 used cash primarily for net principal payments on its existing credit facilities, capital lease obligations and other notes payable of $6,192,000.

     At March 31, 2000, the Company had the following material commitments for capital expenditures. On February 28, 2000, the Company entered into a contract to purchase approximately 1.4 acres of land located in Hauppauge, New York and an existing 12,000 square foot building located thereon (the "Hauppauge Facility"). The purchase price for the Hauppauge Facility is $1,054,400, which upon the signing of the contract, the Company paid $50,000 as a down payment. The balance is to be paid at Closing, which is scheduled on or before December 1, 2000. The Company has also entered into an agreement for building improvements and office construction on the Hauppauge Facility for approximately $261,000. A deposit of $81,550 was made for this agreement in February 2000. The Hauppauge Facility will replace the current leased facility in Hauppauge, New York as the Company's corporate headquarters. The deposit made for the Hauppauge Facility was financed from funds from its existing credit facility. It is expected that the purchase of the Hauppauge Facility will be financed with bank indebtedness.

     The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2000. Management believes that it will be able to meet the anticipated demand for operating room towels in fiscal 2001.

     The Company has successfully completed its program to prepare systems and applications for the year 2000. The costs associated with this program did not have a material effect on its financial position and have been incurred.

     The Company believes that the relatively moderate rates of inflation in 2000 and 1999 have not had a significant impact on sales and profitability.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the prime rate of interest plus a spread of up to 1/4%, libor rate plus a spread of up to 2 1/2%, or at 1 1/4% over the prevailing bankers acceptance rate. The spread over prime and libor rates is determined based upon the Company's performance with regard to agreed upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at prime, libor or bankers acceptance rates. At March 31, 2000, $7,395,000 was outstanding under the credit facility. Changes in the prime rate, libor rates or bankers acceptance rates during fiscal 2000 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in the interest rate will increase or decrease interest expense for the Company by approximately $74,000 on an annualized basis.

     In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2000, $4,960,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2000, the interest rate on the Bonds approximated 3.6%. Each 1% fluctuation in interest rates will increase or decrease interest expense on the Bonds by approximately $50,000 on an annualized basis.

     A significant portion of the Company's raw materials are purchased from India and China. All such purchases are transacted in U.S. dollars. The Company's financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company's products outside the United States have not been significant.

Balance Sheets
MEDICAL ACTION INDUSTRIES INC.



---------------------------------------------------------------------------------------------------------------------------
March 31,                                                                                    2000                  1999
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash ...........................................................................         $601,871              $672,116
Accounts receivable, less allowance for doubtful accounts of $157,000 at
    March 31, 2000 and $129,000 at March 31, 1999 ..............................        7,739,406             6,065,886
  Inventories ..................................................................       13,451,089            15,501,826
  Prepaid expenses .............................................................          238,599               299,653
  Deferred income taxes ........................................................          116,857               117,786
  Other current assets .........................................................          143,506                87,198
---------------------------------------------------------------------------------------------------------------------------
Total current assets ...........................................................       22,291,328            22,744,465
Property and equipment, net ....................................................        8,425,334             8,370,448
Due from officers ..............................................................          383,051               283,206
Intangibles, less accumulated amortization of
    $1,111,448 at March 31, 2000 and $657,448 at March 31, 1999 ................        7,628,736             8,205,328
Other assets ...................................................................          425,999               549,346
---------------------------------------------------------------------------------------------------------------------------
Total assets ...................................................................      $39,154,448           $40,152,793
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable .............................................................       $2,879,039            $1,880,212
  Accrued expenses .............................................................        1,342,542             1,087,593
  Current portion of capital lease obligations .................................          173,877               162,455
  Current portion of long-term debt ............................................        1,110,000               360,000
  Notes payable to bank ........................................................                -             4,059,568
  Other note payable ...........................................................                -             1,000,000
---------------------------------------------------------------------------------------------------------------------------
Total current liabilities ......................................................        5,505,458             8,549,828
Deferred income taxes ..........................................................          567,949               495,857
Capital lease obligations, less current portion ................................           84,668               250,729
Long-term debt, less current portion ...........................................       11,245,000            12,960,000
---------------------------------------------------------------------------------------------------------------------------
 ...............................................................................       17,403,075            22,256,414
---------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
Preferred stock, 5,000,000 shares authorized, $.001 par value:
none issued at March 31, 2000 and 1999 .........................................                -                     -
Common stock, 15,000,000 shares authorized, $.001 par value:
issued 9,198,022 shares at March 31, 2000 and 8,574,289 shares
    at March 31, 1999 ..........................................................            9,198                 8,574
Additional paid-in capital, net ................................................        9,673,501             9,057,193
Retained earnings ..............................................................       12,068,674             8,830,612
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity .....................................................       21,751,373            17,896,379
---------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity .....................................      $39,154,448           $40,152,793
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Statements of Earnings
MEDICAL ACTION INDUSTRIES INC.


---------------------------------------------------------------------------------------------------------------------------
Year ended March 31,                                                  2000                  1999                   1998
---------------------------------------------------------------------------------------------------------------------------

Net Sales ................................................      $70,951,533           $57,500,109           $54,640,129
Cost of Sales ............................................       52,642,270            44,216,462            42,274,066
---------------------------------------------------------------------------------------------------------------------------
Gross Profit .............................................       18,309,263            13,283,647            12,366,063
---------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses .............       12,202,514             9,540,639             8,746,190
Interest expense, net ....................................          821,849               575,584               603,330
Restructuring charges ....................................                -                     -               260,447
---------------------------------------------------------------------------------------------------------------------------
 .........................................................       13,024,363            10,116,223             9,609,967
---------------------------------------------------------------------------------------------------------------------------
Income before taxes ......................................        5,284,900             3,167,424             2,756,096
Income tax expense .......................................        2,046,838             1,251,987             1,071,853
---------------------------------------------------------------------------------------------------------------------------
Net income ...............................................       $3,238,062            $1,915,437            $1,684,243
---------------------------------------------------------------------------------------------------------------------------
Net income per common share
     Basic ...............................................             $.36                  $.23                  $.21
     Diluted .............................................             $.35                  $.21                  $.19
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Statement of Shareholders' Equity
MEDICAL ACTION INDUSTRIES INC.



---------------------------------------------------------------------------------------------------------------------------
                                                                                                              Total
                                                 Common Stock     Additional      Deferred      Retained    Shareholders'
                                              Shares    Amount  Paid-In Capital Compensation    Earnings       Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at April 1, 1997 .................   8,230,289   8,230     8,474,905    (296,125)       5,230,932   13,417,942

Issuance of common stock:
  Pursuant to Stock Incentive Plan .......      20,000      20        46,390     (46,390)                           20
  On exercise of stock options, net ......     161,375     161       161,998                                   162,159
Amortization of deferred compensation ....                                        120,968                      120,968
Cancellation on bonus stock issued
under Restricted Management Stock
Bonus Plan ...............................    (10,625)    (10)      (24,052)      24,052                          (10)
Tax benefit from vesting of stock
under Restricted Management Stock
Bonus Plan and exercise of
  options ................................                           150,134                                   150,134
Net income ...............................                                                      1,684,243    1,684,243
---------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1998 ................   8,401,039   8,401     8,809,375    (197,495)       6,915,175   15,535,456

Issuance of common stock:
  On exercise of stock options, net ......     174,500     174       148,191                                   148,365
Amortization of deferred compensation ....                                        128,592                      128,592
Fair value of warrants granted for
Acme acquisition .........................                            73,500                                    73,500
Cancellation of bonus stock issued
under Restricted Management Stock
Bonus Plan ...............................     (1,250)     (1)       (3,124)        3,127                            2
Tax benefit from vesting of stock under
Restricted Management Stock Bonus Plan
  and exercise of options ................                            95,027                                    95,027
Net income ...............................                                                      1,915,437    1,915,437
---------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1999 ................   8,574,289   8,574     9,122,969     (65,776)       8,830,612   17,896,379

Issuance of common stock:
On exercise of stock options and
  warrants, net ..........................     623,733     624       276,116                                   276,740
Amortization of deferred compensation ....                                         65,776                       65,776
Tax benefit from vesting of stock under
Restricted Management Stock Bonus Plan,
  exercise of Warrants and options .......                           274,416                                   274,416
Net income ...............................                                                      3,238,062    3,238,062
---------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2000 ................   9,198,022  $9,198    $9,673,501            -     $12,068,674  $21,751,373
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Statement of Cash Flows
MEDICAL ACTION INDUSTRIES INC.



---------------------------------------------------------------------------------------------------------------------------
Year ended March 31,                                                  2000                  1999                   1998
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income ..................................................    $3,238,062            $1,915,437            $1,684,243
Adjustments to reconcile net income to net cash
provided by operating activities:
    Depreciation and amortization ...........................     1,318,272               912,025               778,329
    Provision for doubtful accounts .........................        28,000                27,000                28,000
    Deferred income taxes ...................................        73,021                22,871              (31,113)
    Deferred compensation ...................................        65,776               128,592               120,968
    Loss on sale of property and equipment ..................             -                     -                60,808
Changes in operating assets and liabilities,
  net of acquisitions:
     Accounts receivable ....................................   (1,701,520)               327,222              (80,501)
     Inventories ............................................     2,014,154               259,317           (2,302,162)
     Prepaid expenses, other current assets and other
       receivables ..........................................        87,960                80,597               47,683
     Other assets ...........................................        36,347              (92,900)              (22,801)
     Accounts payable .......................................     1,103,827               333,964             (488,158)
     Accrued income taxes ...................................       191,202                     -               160,116
     Accrued expenses, payroll and taxes ....................       254,949               164,990               459,756
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities ...................     6,710,050             4,079,115               415,168
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase price and related acquisition costs ................        54,175           (7,287,467)             (302,765)
Purchases of property and equipment .........................     (819,314)             (782,934)           (5,699,382)
Proceeds from sale of property, plant and equipment .........             -                     -             1,335,797
Loans to officers - net .....................................      (99,845)             (228,168)              (61,288)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities .......................     (864,984)           (8,298,569)           (4,727,638)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from revolving line of credit,
term loan and long-term borrowings ..........................     7,346,920            11,811,137            12,039,116
Principal payments on revolving line of credit,
long-term debt, other note payable and
  capital lease obligations .................................  (13,538,971)           (7,500,750)           (7,932,588)
Proceeds from exercise of employee stock options ............       276,740               305,867               205,919
---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities .........   (5,915,311)             4,616,254             4,312,447
---------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash .................................      (70,245)               396,800                  (23)
Cash at beginning of year ...................................       672,116               275,316               275,339
---------------------------------------------------------------------------------------------------------------------------
Cash at end of year .........................................      $601,871              $672,116              $275,316
---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures:
  Interest paid .............................................      $945,384              $695,505              $786,572
---------------------------------------------------------------------------------------------------------------------------
Income taxes paid ...........................................    $1,782,549            $1,182,681              $942,850
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------
Notes To Financial Statements
MEDICAL ACTION INDUSTRIES INC. o  MARCH 31, 2000
--------------------------------------------------------------------------------

Note 1 --
Significant
Accounting
Policies

INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

REVENUE RECOGNITION

         The Company recognizes income (sales) as products are shipped and title passes to customers.

CONCENTRATION OF CREDIT RISK

         The Company manufactures and distributes disposable medical products principally to medical product distributors, hospital buying groups and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 60-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 14 for major customers.)

USE OF ESTIMATES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Financial Accounting Standards No. 107. "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, notes payable and debt, approximate carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, notes payable and the interest rates associated with its debt.

CURRENCY

         All of the Company's sales and purchases were transacted in U.S.
dollars.

EARNINGS PER SHARE INFORMATION

         Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year. Excluded from the calculation of earnings per share are options and warrants to purchase 72,500, 543,500 and 70,000 shares in fiscal 2000, 1999 and 1998 respectively, as their inclusion would not have been dilutive. Note 11 displays a table showing the computation of basic and diluted earnings per share.

RECLASSIFICATIONS

         The Company has reclassified certain prior year information to conform to the current year's presentation.

STOCK COMPENSATION

         The Company measures compensation plans using the intrinsic value method and as provided in Note 12 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense.

INTANGIBLES

         Intangibles, consisting primarily of goodwill and trademarks, represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. Goodwill and other identifiable intangible assets are amortized on a straight-line basis from 10 to 20 years.

         The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

--------------------------------------------------------------------------------

NOTE 2 --
Inventories

--------------------------------------------------------------------------------
Inventories consist of the following:
       --------------------------------------------------------------------
       March 31,                                  2000         1999
       --------------------------------------------------------------------
       Finished goods                       $5,343,873   $6,740,436
       Raw materials                         8,107,216    8,761,390
       --------------------------------------------------------------------
       Total                               $13,451,089  $15,501,826
       --------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 3 --
Acquisitions

         On March 22, 1999, the Company acquired certain assets of the medical products business of Acme United Corporation, a Connecticut Corporation ("Acme"). The purchase price for the assets acquired was $8,475,967 of which $7,475,967 was paid at or prior to closing, with the balance paid over the three
(3) month period ending on or about June 15, 1999. Included in the payment at closing was the fair value of Warrants (valued at $73,500) to purchase 50,000 shares of its common stock at a purchase price of $2.84 per share.

         The assets acquired included principally inventory, factory and office equipment and trademarks, used in the manufacture of Acme's medical products, including (i) kit and tray products including suture removal trays, I.V. start kits and central line trays; (ii) net, padding, wound care and antiseptic products including Acu-Dyne(R), an anti-microbacterial solution of povidone iodine prep swabs and a line of proprietary Tubegauz(R) elastic netting used in dressing retention; and (iii) instrument packs which include a broad line of sterile instruments such as hemostats, scalpels and forceps. The acquisition has been accounted for as a purchase and the operations of Acme have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net tangible assets acquired amounted to $5,386,179 and is being amortized over twenty (20) years.

         Proforma information is not presented as complete historical operating results of Acme are not available.

The following table summarizes the assets acquired from Acme:
       --------------------------------------------------------------------
       Inventory                                           $2,147,363
       Factory and Office Equipment                           336,250
       Trademarks                                             447,000
       Goodwill                                             5,386,179
       --------------------------------------------------------------------
                                                           $8,316,792
       --------------------------------------------------------------------

         On January 7, 1998, the Company acquired certain assets relating to the sponge counter product lines of Sage Products, Inc. ("Sage"). The purchase price for the acquired assets was $300,000 in cash, (which was paid at closing). The assets acquired included customer lists, patent and trademarks, and the equipment used in connection with or required for the manufacture of the Sage Product Line. The acquisition has been accounted for as a purchase and the operations relating to the product lines acquired from Sage have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $216,498 and is being amortized over ten (10) years.

         On October 30, 1997, the Company acquired certain assets of the specialty medical packaging and collection systems for the containment and transport of biohazardous waste business of Dayhill Corporation ("Dayhill"). The purchase price for the acquired assets consisted of the assumption of approximately $593,000 of Dayhill's liabilities. The acquisition has been accounted for as a purchase and the operations of Dayhill have been included in the Company's Statement of Earnings since the acquisition date. The excess of the purchase price and related expenses over the net assets acquired amounted to $20,964 and is being amortized over ten (10) years.

--------------------------------------------------------------------------------
NOTE 4 --
Property and
Equipment

         Property and equipment (including those arising from capital leases) are summarized as follows:

       ------------------------------------------------------------------------
        March 31,                                         2000          1999
       ------------------------------------------------------------------------
       Land and building                             $5,098,056   $4,923,099
       Factory and equipment                          6,693,808    6,605,989
       Furniture and fixtures                           769,893      515,508
       Leasehold improvements                            57,115       57,115
       Capital leases-equipment                         785,303      772,459
       Automobiles and trucks                             6,820        6,820
                                                     13,410,995   12,880,990
       Less accumulated depreciation
        and amortization                              4,985,661    4,510,542
       ------------------------------------------------------------------------
                                                     $8,425,334   $8,370,448
       ------------------------------------------------------------------------

         Depreciation expense amounted to $777,272 and $665,025 in the fiscal years ended March 31, 2000 and 1999 respectively.

--------------------------------------------------------------------------------
NOTE 5 --
Related Party
Transactions

         At various times during fiscal 2000, the Company made loans to certain officers, which totaled $884,445 bringing the cumulative total to $1,368,901 at March 31, 2000 from $484,456 at March 31, 1999.

--------------------------------------------------------------------------------
NOTE 5 --
Related Party
Transactions
(cont.)


         The loans are classified as non-current assets except for the portions, which involve the purchase of the Company's common stock. The amounts involving the purchase of the Company's common stock were $784,600 and $157,500 during the fiscal years ended March 31, 2000 and March 31, 1999, respectively, bringing the aggregate amount to $985,850 and $201,250 at March 31, 2000 and March 31, 1999, respectively, which have been deducted from Shareholders' equity. Certain loans, which relate to the exercise of stock options, aggregating approximately $883,000, bear interest at 7% and are due June 2004. The balance of the loans, which are non-interest bearing, are payable on demand, however, the Company does not presently anticipate demanding repayment.

         In October 1997, the Company entered into a Consulting Agreement with the Company's former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company's business development, analysis of the Company's financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company's former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.
--------------------------------------------------------------------------------
NOTE 6 --
Income Taxes


         Income tax expense (benefit) consists of the following:
       -------------------------------------------------------------------------
       March 31,                          2000            1999         1998
       -------------------------------------------------------------------------
       Current:
        Federal                     $1,704,232      $1,057,160     $960,492
        State                          269,585         171,956      142,474
        Deferred                        73,021          22,871      (31,113)
       -------------------------------------------------------------------------
                                    $2,046,838      $1,251,987   $1,071,853
       -------------------------------------------------------------------------

         The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 2000, 1999 and 1998:

       ------------------------------------------------------------------------
       March 31,                            2000          1999         1998
       ------------------------------------------------------------------------
       Statutory rate                      34.0%         34.0%        34.0%
       State taxes                          3.5           3.4          3.4
       Nondeductible expenses               1.2           1.8          2.0
       Other                                  -            .3         (0.5)
       ------------------------------------------------------------------------
       Effective tax rate                  38.7%         39.5%        38.9%
       ------------------------------------------------------------------------

         The components of deferred tax assets and deferred tax liabilities at March 31, 2000 and 1999 are as follows:

       -------------------------------------------------------------------------
       March 31,                                             2000         1999
       -------------------------------------------------------------------------
       Deferred tax assets
        Inventory valuation allowance                     $57,198      $68,767
        Allowance for doubtful accounts                    59,659       49,019
       -------------------------------------------------------------------------
       Total deferred tax assets                          116,857      117,786
       -------------------------------------------------------------------------
       Deferred tax liabilities
       Depreciation and amortization                     $567,949     $495,857
       -------------------------------------------------------------------------

         Management has determined that, based on the history of taxable earnings and its expectations for the future, taxable income will more likely than not be sufficient to fully realize deferred tax assets and, accordingly, has not reduced deferred tax assets by a valuation allowance.

--------------------------------------------------------------------------------
NOTE 7 --
Leases

         The Company leases various warehouse and office space under noncancelable operating leases expiring at various times through fiscal 2001. The Company also leases certain equipment and vehicles under noncancelable capital and operating leases expiring in various years through fiscal 2004.

         The following is a schedule of future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2000:

       -----------------------------------------------------------------------
                                                       Capital    Operating
                                                        Leases       Leases
       -----------------------------------------------------------------------
       Year ended March 31,
       2001                                            189,945       61,501
       2002                                             85,355       53,895
       2003                                              1,902       15,691
       2004                                                  -        5,687
       -----------------------------------------------------------------------
       Total minimum lease payments                    277,202      136,774
       Amounts representing interest                    18,657
       -----------------------------------------------------------------------
       Present value of net minimum lease payments
       ($173,877 of which is current)                  258,545
       -----------------------------------------------------------------------

         Equipment acquired under capital leases was $13,765 in fiscal 2000. Rental expense under operating leases was $286,091, $254,162 and $472,978 for the fiscal years ended March 31, 2000, 1999 and 1998 respectively.

--------------------------------------------------------------------------------
NOTE 8 --
Long-term Debt


       March 31,                                         2000         1999
       -----------------------------------------------------------------------
       Revolving credit agreement (a)              $1,395,000   $2,000,000
       Term loan (a)                                6,000,000    6,000,000
       Industrial Revenue Bonds (b)                 4,960,000    5,320,000
       -----------------------------------------------------------------------
                                                   12,355,000  $13,320,000
       Less current portion                         1,110,000      360,000
       -----------------------------------------------------------------------
                                                  $11,245,000  $12,960,000
       -----------------------------------------------------------------------

         (a) On March 18, 1999, the Company signed a Loan Agreement and Revolving Credit Note with its existing bank. This agreement, which expires on March 31, 2003, replaces the Fourth Amended and Restated Revolving Credit Note and Agreement with the same bank. The credit agreement provides for a borrowing of $20,000,000 and is divided into two types of borrowing facilities (i) a term loan with a principal amount of up to six million ($6,000,000) dollars and (ii) revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $14,000,000. Interest on the term loan (7.57% at March 31, 2000) shall equal the prime rate plus the prime applicable margin if any or at the Company's option at the adjusted libor rate plus the libor applicable margin. The margin's range from prime rate to prime rate plus 1/4% for prime rate loans and libor plus 1 1/2% to libor plus 2 1/2% for libor rate loans. The rate is determined quarterly based on agreed upon financial ratios. Interest on revolving credit loans (7.98% at March 31, 2000) shall equal the prime rate or at the Company's option at the libor rate plus the applicable margin. The libor margin ranges from libor plus 1 1/2% to libor plus 2 1/4%. The rates are determined quarterly based on agreed upon financial ratios. The revolving credit agreement also has sublimits of $8,500,000 of banker's acceptances, which bear interest at 1 1/4% over the prevailing banker's acceptances rate, and a $4,000,000 sublimit for letters of credit. Banker's acceptances at March 31, 2000 and 1999 in the amount of $0 and $4,060,000 respectively, have been classified as notes payable. The weighted average interest rate in such short term borrowings outstanding was 7.25% at March 31, 1999. The term loan is payable in twenty-three (23) quarterly principal installments of $250,000, commencing on July 1, 2000 and continuing quarterly thereafter until April 1, 2006, when any remaining principal amount shall be due and payable. In the event that the Company generates excess cash flow as defined in the agreement, the Company will make a cash flow recapture payment on the term loan. Borrowings on the revolving credit agreement is further limited to 80% of eligible accounts receivable, as defined, and 55% of eligible inventory, as defined, with a sublimit of $9,000,000. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios with which it is in compliance at March 31, 2000.

         (b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the "Arden Facility"). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the Issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the "Bonds"). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2000 was 4.1% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the "Reimbursement Agreement") to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

         As of March 31, 1998 the Company has used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment.

         Maturities of long-term debt are as follows at March 31, 2000:
       ------------------------------------------------------------------------
       2001 .............................................     1,110,000
       2002 .............................................     1,360,000
       2003 .............................................     2,755,000
       2004 .............................................     1,360,000
       2005 .............................................     1,360,000
       Thereafter .......................................     4,410,000
       ------------------------------------------------------------------------
                                                             12,355,000
       ------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 9 --
Other Note Payable

         In connection with the acquisition of Acme (see Note 3), the Company signed a note in the amount of $1,000,000. The note is payable providing that Acme is in compliance with the terms of the production and transition schedule as set forth in the Transition Plan, as amended. If Acme is timely in meeting the transition schedule, payments will be made as follows: (i) $200,000 on April 15, 1999; (ii) $400,000 on May 15, 1999 and $400,000 with the transfer of the final piece of equipment which is anticipated to be on or about June 15, 1999. The Company has made all of the scheduled payments of $1,000,000 and has paid the note in full.

--------------------------------------------------------------------------------
NOTE 10 --
Restructuring
Charges


         As a result of the Company's consolidation of its Asheville manufacturing facility and two leased warehouse facilities into the new Arden Facility, which was completed in the fourth quarter of fiscal 1998, the Company has recorded $260,447 of pre-tax restructuring charges. The restructuring charges include lease termination fees, net loss on the sale of the manufacturing facility in Asheville, North Carolina, and costs incurred for moving inventory and equipment to the recently acquired Arden Facility. As of March 31, 1998, all expenses have been incurred pertaining to the above mentioned charges.

--------------------------------------------------------------------------------
NOTE 11 --
Earnings Per
Share


       -------------------------------------------------------------------------
                                                  2000         1999         1998
       -------------------------------------------------------------------------
       Numerator:
       Net income for basic and
        diluted earnings per share          $3,238,062   $1,915,437   $1,684,243
       -------------------------------------------------------------------------
       Denominator:
       Denominator for basic
        earnings per share -
         weighted average shares             9,007,934    8,465,770    8,201,585
       Effect of dilutive securities:
       Employee stock options                  332,875      453,370      642,557
       Non-vested restricted stock               3,777       47,381       89,731
       Warrants                                 14,129       23,377       29,654
       -------------------------------------------------------------------------
       Dilutive potential common shares        350,781      523,128      761,942
       Denominator for diluted earnings
        per share - adjusted
        weighted average shares              9,358,715    8,988,898    8,963,527
       -------------------------------------------------------------------------
       Basic earnings per share                   $.36         $.23         $.21
       -------------------------------------------------------------------------
       Diluted earnings per share                 $.35         $.21         $.19
       -------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 12 --
Shareholders'
Equity and
Stock Plans

         In 1984, the Company's Board of Directors and stockholders approved a Restricted Management Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, which expired in May 1994, 500,000 shares of the Company's common stock may be sold to executives and other key salaried employees at par value ($.001 per share). Shares issued under the Bonus Plan vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of issuance. Except for those shares, which have vested, shares issued under the Bonus Plan may not be sold, transferred or otherwise disposed of unless they are first offered to the Company at par value. At March 31, 2000, 477,688 shares had been issued and have fully vested.

         During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company's common stock. The options are granted at the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. At March 31, 2000 there were 340,375 shares available for granting of future options. The number of shares exercisable at March 31 2000, 1999 and 1998 were 411,250, 517,000 and 423,500, respectively.

         In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which, as amended, covers 850,000 shares of the Company's common stock. The Incentive Plan, which expires in 2004, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Grants outstanding at March 31, 2000 vest in two equal installments on the first and second anniversary of the date of grant. Future grants may have different vesting schedules. At March 31, 2000, there were 10,000 shares available for future grants. At March 31, 2000, 30,000 shares of restricted

--------------------------------------------------------------------------------
NOTE 12 --
Shareholders'
Equity and
Stock Plans
(cont.)

stock are outstanding, which have all vested. Furthermore, the number of non-qualified options exercisable at March 31, 2000, 1999, and 1998 were 380,000, 512,500 and 372,500 respectively. No incentive options have been issued under this plan.

         The Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the stockholders in August 1996 and covers 100,000 shares of the Company's common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company's common stock. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. The Company believes that the Director Plan will encourage stock ownership by non-employee directors, thus benefiting stockholders by giving such directors a proprietary interest in the Company. Also, the Director Plan will enhance the Company's ability to attract, retain and suitably reward directors of exceptional ability, upon whose leadership and management skills the Company's future rests in large part. At March 31, 2000 there were 77,500 shares available for granting of future options. All of the shares granted were exercisable at March 31, 2000.

         Pursuant to the Acme acquisition (see note 3), the Company approved the issuance of a ten-year warrant to purchase the Company's common stock. The warrant, which expires on March 22, 2009, permits Acme to purchase 50,000 shares of common stock at $2.84 per share.

         Pursuant to an employment agreement expiring in August 1998, the Board of Directors approved the issuance of a five-year warrant to purchase the Company's common stock to the former principal stockholder of QuanTech, Inc. The warrants to purchase 80,592 shares of common stock at $2.1875 per share, the market value on the date of grant, were exercised using cashless exercise pursuant to which 30,233 shares of the Company's common stock were issued. Pursuant to an employment agreement expiring in October 2000, the Board of Directors approved the issuance of a five-year warrant to purchase the Company's common stock to a former principal stockholder of Dayhill Corporation. The warrant, which expires on October 30, 2002, permits the holder to purchase 70,000 shares of common stock at $3.94 per share, the market value on the date of grant.

         In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its stock-based awards because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such stock-based awards. For the years ended March 31, 2000, 1999, and 1998, all stock-based awards were granted with an exercise price equal to the fair market value on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below :

       -------------------------------------------------------------------------
                                                 2000         1999          1998
       -------------------------------------------------------------------------
       Net income-as reported               $3,238,062   $1,915,437   $1,684,243
       Net income-pro forma                  2,939,695    1,469,023    1,342,724
       Earnings per share-as reported:
         Basic                                    $.36         $.23         $.21
         Diluted                                   .35          .21          .19
       Earnings per share-pro forma

       Basic                                       .33          .17          .16
       -------------------------------------------------------------------------
       Diluted                                     .31          .16          .15
       -------------------------------------------------------------------------

         Option activity under the option plans during the three years ended March 31, 2000 is summarized as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1996 Non Employee        Weighted
                                  Non-Qualified Option Plan     1994 Stock Incentive Plan   Directors  Stock Option Plan   Average
                                Number of    Option Price Per   Number of    Option Price   Number of    Option Price   Option Price
                                 Shares          Share           Shares       Per Share      Shares        Per Share      Per Share
------------------------------------------------------------------------------------------------------------------------------------
     Balance at March 31, 1997   880,750       $ .97 - $2.50     475,000    $.97 - $2.38          -             -          $1.71
------------------------------------------------------------------------------------------------------------------------------------
     Granted                     303,000       $2.09 - $3.25      75,000           $3.25      7,500         $3.00           2.82
     Exercised                  (186,375)       $.97 - $2.19           -               -          -             -           1.57
     Cancelled                  (147,875)       $.97 - $3.00           -               -          -             -           1.75
------------------------------------------------------------------------------------------------------------------------------------
     Balance at March 31, 1998   849,500        $.97 - $3.25     550,000    $.97 - $2.38      7,500         $3.00          $2.02
------------------------------------------------------------------------------------------------------------------------------------
     Granted                     184,000       $2.69 - $3.88     260,000   $2.63 - $3.38      7,500         $3.25          $3.18
     Exercised                  (174,500)       $.97 - $2.38           -               -          -             -           1.75
     Cancelled                   (59,000)      $3.00 - $3.38           -               -          -             -           3.28
------------------------------------------------------------------------------------------------------------------------------------
     Balance at March 31, 1999   800,000        $.97 - $3.88     810,000    $.97 - $3.38     15,000       $3.00 - $3.25    $2.32
------------------------------------------------------------------------------------------------------------------------------------
     Granted                     203,500       $2.63 - $3.00           -               -      7,500         $3.13          $2.87
     Exercised                  (293,500)       $.97 - $3.50    (300,000)   $.97 - $2.38          -             -           1.79
     Cancelled                   (60,000)      $2.88 - $3.50           -               -          -             -           3.24
------------------------------------------------------------------------------------------------------------------------------------
     Balance at March 31, 2000   650,000        $.97 - $3.88     510,000   $1.88 - $3.38     22,500       $3.00 - $3.25    $2.65
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NOTE 12--
Shareholders'
Equity and
Stock Plans
(cont.)



The fair value of the Company's stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:
       -------------------------------------------------------------------------
                                               2000         1999          1998
       -------------------------------------------------------------------------
       Expected stock price volatility          .613        .702          .710
       Risk-free interest rate                 6.09%       5.49%         6.43%
       Expected life of options              4 years     4 years       4 years
       -------------------------------------------------------------------------

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         The weighted average fair value of stock-based awards granted is $1.51 in fiscal 2000, $1.82 in fiscal 1999 and $1.74 in fiscal 1998. The weighted-average remaining contractual life of all stock-based awards outstanding is 3.7 years in fiscal 2000 and 3.2 years in fiscal 1999 and fiscal 1998. The weighted-average exercise price of all stock-based awards exercisable at March 31, 2000, 1999 and 1998 is $2.49, $1.92 and $1.69, respectively.

--------------------------------------------------------------------------------
NOTE 13 --
Retirement
Plan

         Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $56,653 in 2000, $47,509 in 1999 and $40,085 in 1998.

--------------------------------------------------------------------------------
NOTE 14 --
Other Matters


         (a) The Company operates in one industry, disposable medical products.
         (b) The Company presently obtains a portion of its raw materials for operating room towels from China. These operating room towels are designated as a textile, for which an export visa is required. These export visas could adversely impact the availability and pricing of operating room towels. In the event that these quota restrictions reduce the availability of operating room towels, the Company will accelerate its procurement of operating room towels from China and secure operating room towels from sources outside of China. Management presently anticipates that it will be able to meet the Company's requirements of operating room towels through fiscal 2000.
         (c) Sales to Owens and Minor Inc., Allegiance Healthcare Corp., and McKesson General Medical (the "Distributors") accounted for approximately 27%, 24% and 11%, respectively, for the fiscal year ended March 31, 2000, 25%, 25% and 11% of net sales, respectively, for the fiscal year ended March 31, 1999, and 24%, 23% and 10%, respectively, for the fiscal year ended March 31, 1998. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company's products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.
         (d) Product development costs charged to expense were $519,000, $446,000, and $364,000 for the years ended March 31, 2000, 1999 and 1998, respectively.
         (e) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

Statement of
Management
Responsibility

         The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with generally accepted accounting principles and include, where necessary, certain estimates and judgments by management deemed appropriate in light of existing circumstances.

         Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

         The fiscal 2000 financial statements of the Company have been audited by Grant Thornton LLP, independent certified public accountants. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards. As part of their audit, they perform a review of internal accounting controls and financial reporting matters for the purpose of determining the amount of reliance to place on those controls relating to the audit tests they perform.

         The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.


/s/ Paul D. Meringolo,                             /s/ Richard G. Satin,
Paul D. Meringolo,                                 Richard G. Satin,
Chairman of the Board,                             Vice President of Operations
Chief Executive Officer and President              and General Counsel

Report of Independent
Certified Public Accountants


Stockholders and Board of Directors

Medical Action Industries Inc.

         We have audited the accompanying balance sheets of Medical Action Industries Inc. as of March 31, 2000 and 1999, and the related statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                             /s/ Grant Thornton LLP
                                             Grant Thornton LLP

Melville, N.Y.
May 19, 2000

BOARD OF DIRECTORS

   Paul D. Meringolo
   Chairman of the Board,
   Chief Executive Officer and President

   Richard G. Satin
   Vice President of Operations and
   General Counsel

   Bernard Wengrover
   Certified Public Accountant

   Dr. Philip F. Corso
   Assistant Clinical Professor of Surgery-
   Yale University School of Medicine; Senior Attending and Emeritus Chief of Plastic Surgery Bridgeport and Norwalk Hospitals

   Dr. Thomas A. Nicosia
   Fellow of the American College of
   Cardiology. Affiliated with St. Francis and North Shore University Hospitals

EXECUTIVE OFFICERS

   Paul D. Meringolo
   Chairman of the Board,
   Chief Executive Officer and President

   Richard G. Satin
   Vice President of Operations and
   General Counsel

   Daniel F. Marsh
   Vice President - Sales and Marketing

   Eric Liu
   Vice President - International
   Operations

OPERATIONS MANAGEMENT

   Victor Bacchioni
   Corporate Controller

   Steve Ferrera
   Director of Sales and Marketing -
   OEM Division

   William C. Gilbert
   Vice President - Manufacturing

   Howard Laster
   National Accounts Manager

   Philip R. Meringolo
   Director of Information Systems

INDEPENDENT AUDITORS
   Grant Thornton LLP

   One Huntington Quadrangle
   Melville, New York 11747

REGISTRAR & TRANSFER AGENT
   American Stock Transfer and
   Trust Company
   40 Wall Street
   New York, New York 10005

SEC FORM 10-K
   If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 2000, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 150 Motor Parkway, Hauppauge, New York 11788.

DUPLICATE MAILINGS
   When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings. For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.

COMPANY FACILITIES
   Executive Offices
   150 Motor Parkway
   Hauppauge, New York 11788

MANUFACTURING/DISTRIBUTION AND OFFICE FACILITIES
   25 Heywood Road
   Arden, North Carolina 28704

   1938 E. Pomona Street
   Santa Ana, California 92705

ANNUAL STOCKHOLDERS' MEETING
   The Annual Stockholders' Meeting of Medical Action will be held on Tuesday, August 15, 2000 at the offices of Medical Action Industries Inc., 150 Motor Parkway, lower level, Hauppauge, New York. A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.